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                 September 9, 2020

       Thiago dos Santos Piau
       Chief Executive Officer
       StoneCo Ltd.
       4th Floor, Harbour Place
       103 South Church Street, P.O. Box 10240
       Grand Cayman, KY1-1002, Cayman Islands

                                                        Re: StoneCo Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed September 2,
2020
                                                            File No. 333-248562

       Dear Mr. Piau:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Byron B. Rooney, Esq.